 FORM 43-101F1
TECHNICAL REPORT
for the
JBP LINEAR PROPERTY

GANDER AND GANDER RIVER AREAS
NTS 2D/15 and 2E/02
NEWFOUNDLAND AND LABRADOR
for
RUBICON MINERALS CORPORATION

Prepared by:
Qualified Person
Larry R. Pilgrim, B.Sc. P. Geol

December 9, 2005

TABLE OF CONTENTS

SUMMARY	1
1.0 INTRODUCTION AND TERMS OF REFERENCE	3
2.0 DISCLAIMER	3
3.0 PROPERTY DESCRIPTION AND LOCATION	3
3.1 JBP Linear Property – B Property Agreement	4
3.2 JBP Linear Property– Lush Property Agreement	4
3.3 JBP Linear Property– JBP Property Agreement	4
3.4 JBP Linear Property– Rubicon-staked Licences	4
4.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	4
5.0 HISTORY	7
6.0 GEOLOGICAL SETTING	7
6.1 Regional Geology	7
6.2 Property Geology	8
6.2.1 Stratigraphy	8
6.2.2 Structure	8
6.2.3 Alteration	9
7.0 DEPOSIT TYPE	12
8.0 MINERALIZATION	12
8.1 H Pond Prospect	12
8.2 Pocket Ponds Prospect	13
8.3 Lachlan Prospect	14
9.0 EXPLORATION	14
9.1 Prospecting and Rock Sampling	14
9.2 Soil Sampling	14
9.3 Trenching	15
9.4 Airborne Geophysical Survey	15
9.5 Induced Polarization Survey	16
10.0 DIAMOND DRILLING	20
10.1 August-September 2004	20
10.2 January-March 2005	20
11.0 SAMPLING METHODOLOGY AND APPROACH	27
12.0 SAMPLE PREPARATION, ANALYSES AND SECURITY	27
13.0 DATA VERIFICATION	28
14.0 INTERPRETATION AND CONCLUSIONS	28
14.1 Prospecting and Rock Sampling	28
14.2 Soil Sampling	29
14.3 Trenching	29
14.4 Airborne Geophysical Surveys	29
14.5 Induced Polarization Survey	30
14.6 Diamond Drilling	30
15.0 RECOMMENDATIONS	30
16.0 REFERENCES	33
17.0 CERTIFICATE OF THE QUALIFIED PERSON	35

LIST OF TABLES

Table 1. List of Mineral Licences, JBP Linear Property.	3
Table 2. 2004 & 2005 Drill hole location and collar data.	22
Table 3. Significant Results from 2004 and 2005 drilling.	22

LIST OF FIGURES

Figure 1. Location map of the JBP Linear Property.	6
Figure 2. Tectono-stratigraphic Zones of Newfoundland.	10
Figure 3. Regional Geology of the JBP Linear Property Area.	11
Figure 4. Trench Locations: JBP Linear Property.	18
Figure 5. Drill Hole Locations: JBP Linear Property.	19
Figure 6. H Pond Prospect: Section 13300N.	25
Figure 7. Pocket Ponds Prospect: Section 10725N.	26

SUMMARY
This 43-101F1 Technical report on the JBP Linear property was prepared at the request of Rubicon Minerals Corporation (“Rubicon”) in September 2005. The technical report covers Rubicons’ exploration work and results on the JBP Linear property between January 2002 and September 2005. This report will be used by Rubicon to satisfy reporting requirements for the appropriate regulatory authorities including the British Columbia Securities Commission in connection with Rubicon’s proposed Plan of Arrangement.

The JBP Linear Property is located approximately 15 km west of the Town of Gander, NL and occurs entirely within NTS sheets 2D/15 and 2E/02. Access to the property is excellent. The Trans-Canada Highway (TCH) crosses the southern portion of the property, while recently constructed woods roads lead to many of the exploration sites. The property comprises 5 map-staked licenses consisting of 363 claim units for a total combined area of 9,075 hectares. The aggregate land position consists of both optioned and staked property 100% owned by Rubicon Minerals.

Although several mineral exploration companies have targeted the Gander area prior to Rubicon Minerals Corporation’s involvement in 2001, the JBP Linear Property has received only cursory exploration work in the past.

Gold bearing quartz veins on the JBP Linear Property are hosted within Late Ordovician to Silurian metasedimentary rocks of the Davidsville Group. The property is mapped as being underlain by north-northeast trending grey to black slate and siltstone, minor red slate and minor sandstone. Ultramafic dykes are observed to intrude the local stratigraphy.

The style of veining, mineralization, alteration, host rock and tectonism most closely resembles other turbidite-hosted (or slate belt) gold deposits throughout the world. Examples are the turbidite-hosted gold deposits of the Lachlan Fold Belt in central Victoria, Australia and the gold deposits of the Meguma Group, Nova Scotia.

Visible gold-bearing quartz float was discovered near Gander Lake by Rubicon prospectors Suley and Al Keats in 2002 and along H Pond Brook during the summer of 2003 by Rubicon prospectors Sandy Stares and Rick Crocker. The latter occurrence eventually led to the discovery of the H Pond Prospect.

Since 2002, Rubicon has conducted a total of 4,947.5 m of diamond drilling in 28 holes, 603 line km of airborne magnetic and electromagnetic surveys, 8.4 km of induced polarization (IP) surveying, 9.3 km of linecutting, excavated 15 trenches, collected 5,346 B-horizon soil or humus samples, 7 lake sediment samples, 584 grab/float samples, 172 channel samples, plus conducted extensive prospecting and geological mapping. The majority of the diamond drilling (23 holes, 4009 m) has focused on the H Pond Prospect. Total exploration expenditures to the end of September 2005 on the JBP Linear Property, excluding GST/HST, are approximately $1,200,000.

Of the 28 holes completed to date on the property, 13 have intersected visible gold-bearing quartz veins at two prospects (H Pond and Pocket Ponds). Highlights of the 2004 and 2005 drill campaigns at the H Pond Prospect include intersections of 11.70 g/t Au over a core length of 3.40 m (HP-04-03); 8.73 g/t Au over 2.10 m (HP-04-04); and 9.79 g/t Au over 1.15 m (HP-05-15). The best intercepts at Pocket Ponds Prospect returned 6.63 g/t Au over 1.70 m (HP-04-07) and 5.37 g/t Au over 1.55 metres (HP-05-28).

Results to date show the H Pond Prospect is developed over a minimum 450 m strike length and locally to a vertical depth of 250 metres. Preliminary interpretation indicates a steep west dipping, northeasterly striking multiple quartz veined “Main Zone”, linked to a shallower dipping “Western Spur”, and flanked by a subparallel “Eastern Reef” zone.

At Pocket Ponds, two significant quartz veined zones, including one with visible gold, have been traced approximately 50 m along strike by coring and trenching. One zone has been traced approximately 150 m below surface. Both zones remain open along both strike directions and to depth.

Trenching and channel sampling at the Lachlan Prospect has partially outlined two subparallel, 40+ m long multiple quartz veined zones carrying significant gold values of up to 8.5 g/t Au over 0.5 metres.

Based on the encouraging results of exploration conducted to date, a two phase program comprising diamond drilling, trenching and continued prospecting is recommended for 2006 and beyond.

The first phase of exploration (Phase 1) is recommended to consist of drilling and some trenching at the Pocket Ponds Prospect (850 m), limited drilling in the “Blondie-Marilyn” Area (150 m), and initial drilling near the Pocket Ponds Prospect (350 m). The estimated budget for this program is $200,000.

The second phase of exploration (Phase 2) is recommended to consist of continued evaluation of the H Pond Prospect where both trenching and drilling are required to further assess the continuity and extent of the gold mineralization. Approximately 2000 m of drilling at 50 m centres to a depth of 100 m is recommended for this prospect. In addition to the above, 1500 m of drilling is envisaged for the other known prospects as well as those developed as a result of continued soil sampling, prospecting and geological mapping initiatives. The Phase 2 budget is estimated to be $500,000.

1.0 INTRODUCTION AND TERMS OF REFERENCE
This 43-101F1 Technical report on the JBP Linear property was prepared at the request of Rubicon Minerals Corporation (“Rubicon”) in September 2005. The technical report covers Rubicons’ exploration work and results on the JBP Linear property between January 2002 and September 2005. This report will be used by Rubicon to satisfy reporting requirements for the appropriate regulatory authorities including the British Columbia Securities Commission in connection with Rubicon’s proposed Plan of Arrangement.

Information contained in this report is based on data collected by Rubicon from 2002 until present, unpublished company reports, public domain data including assessment reports filed with the Newfoundland and Labrador Department of Mines and Energy, and a variety of publications. The author and Qualified Person, Mr. Larry R. Pilgrim, examined drill core from and conducted a site visit of the JBP Linear Property on May 3, 2005.

The JBP Linear property is located in central Newfoundland approximately 15 kilometres west of Gander, NL and is transected by the Trans-Canada Highway in the south. The property consists of 5 map-staked licenses covering 9,075 hectares. Rubicon initiated exploration on the property in 2002 and has completed programs of geochemical sampling, geological mapping, trenching and drilling. Results of this exploration work are the subject of this report.

Gold values for work performed by Rubicon are reported as grams per metric tonne (“g/t”) or parts per billion (ppb). Historic gold values are presented as originally reported and converted to g/t if required. A conversion factor of 34.28 is used to convert ounces per short ton (“oz/ton”) to g/t. Currency is reported as Canadian dollars unless otherwise noted. All map coordinates are given as Universal Transverse Mercator (UTM) Projection, North American Datum 1927 (NAD27), Zone 21 coordinates.

2.0 DISCLAIMER
The author has relied on information provided by Rubicon Minerals Corporation on the legal status of claims that form the JBP Linear Property. Effort was made by the author to review the information provided for obvious errors and omissions; however, the author shall not be held liable for any errors or omissions relating to the legal status of claims described in this report.

3.0 PROPERTY DESCRIPTION AND LOCATION
The property is located 15 kilometres west of the Town of Gander, NL, approximately 8 kilometres east of the villages of Appleton and Glenwood, NL, and occurs entirely within NTS sheets 2D/15 and 2E/02 (Figure 1). Access to the property is excellent. The Trans-Canada Highway (TCH) crosses the southern portion of the property, while recently constructed woods roads lead to many of the exploration sites.

The property comprises 5 map-staked licences consisting of 363 claim units for a total combined area of 9,075 hectares. The aggregate land position consists of both optioned and staked property 100% owned by Rubicon Minerals Corporation (Table 1). Table 1 summarizes the project’s property and ownership details. Though several licences are not currently registered to Rubicon, Rubicon has registered its option agreements for each of the optioned properties with the Government of Newfoundland and Labrabor. Rubicon has earned into all option agreements with the exception of the Lush Property Agreement, as outlined below (Sec. 3.2). All licences were in good standing as of October 4, 2005.

Table 1. List of Mineral Licences, JBP Linear Property.

Mineral Licence No.	No. of Claims	Area (ha)	Licence Holder	Issue Date	NTS
6821M	2	50	Tom Lush	May 17, 1999	02E/02
7179M	8	200	Cyril M. Reid	Dec 2, 1999	02D/15
9713M	30	750	Tom Lush	Oct 20, 2003	02D/15 & 02E/02
10965M	228	5,700	Rubicon Minerals Corporation	Apr 29, 2002	02D/15 & 02E/02
10966M	95	2,375	Rubicon Minerals Corporation	Dec 31, 2001	02D/15 & 02E/02
Total	363	9,075

3.1 JBP Linear Property - B Property Agreement
The B Property Agreement is an option agreement comprising several discontiguous claims within the Glenwood-Gander area. One licence (7179M) covered by this agreement lies within the JBP Linear Property. The B Property is under option from prospectors Gary Lewis, Cyril Reid and Paul Chafe. These claims are subject to option payments totalling $67,000 [$67,000 paid] and 60,000 [60,000 paid] Rubicon shares over 3 years with the property subject to a sliding-scale Net Smelter Royalty (NSR) relative to the price of gold payable to the vendors, as follows:

Au $/oz       %NSR
<US$300           2.0
>US$300-400            2.5
>US$400                   3.0

Rubicon must make annual advance royalty payments of $10,000 beginning December 23, 2006. Rubicon has completed option payments on the B Property and has earned a 100% interest in the mining and mineral rights to the Property.

3.2 JBP Linear Property- Lush Property Agreement
The Lush Property is held under option from prospector Tom Lush. Two licences (6821M and 9713M) form part of the JBP Linear Property. Rubicon can earn a 100% interest in the Lush Property by making cash payments totalling $35,000 [$20,000 paid] over 3 years. The Property is subject to a 2% NSR payable to the vendor of which 1% can be purchased by Rubicon for $1 million and where Rubicon holds a right of first refusal on the remaining 1% NSR.

3.3 JBP Linear Property- JBP Property Agreement
The JBP Property was optioned from prospectors Allan Keats, Kevin Keats and Peter Dimmell. The property originally comprised 4 map staked licences (8344M, 8415M, 8572M and 8613M). Under the agreement Rubicon has earned a 100% interest in the Property by paying an aggregate $85,000 and 74,000 shares (or $74,000 at Rubicon’s election). The Property is subject to a 2.5% NSR payable to the vendor of which 1.5% can be purchased by Rubicon for $5.5 million. Rubicon may purchase 0.5% portions of the remaining NSR for $500,000 each. In addition, Rubicon holds a right of first refusal on the remaining 1% NSR.

It is noteworthy that licences 8344M, 8415M and 8572M have been regrouped to form part of licence 10966M and original licence 8613M was regrouped to form part of licence 10965M.

3.4 JBP Linear Property- Rubicon-staked Licences
Rubicon directly map staked claims that now form part of grouped licences 10965M and 10966M.

4.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY
Access to the property is excellent. The Trans-Canada Highway (TCH) crosses the southern portion of the property, while older and recently constructed woods roads lead to many of the exploration sites. Hydroelectricity is available from the provincial grid which crosses the southern portion of the property. The climate is typical for a maritime province, with pleasant summers, cool wet springs and autumns, and snowy, often windy winters.

The Town of Gander, the main service and transportation centre for Central Newfoundland, is a modern community with all the amenities for a population of approximately 9,600 (2001 census). Rubicon maintains a field office and warehouse facility in Gander.

Topography in the area is dominated by fairly broad, northeast trending ridges with intervening lower ground often occupied by linear bogs, brooks, and some larger ponds (H Pond Brook, Joe Batt’s Pond, H Pond). Maximum elevation is close to 125 metres above sea level. The eastern portion of the area has been extensively logged, while timber harvesting of the western portion is in progress. Spruce and fir are the main species exploited by the forestry companies, while birch is often utilized for the local home heating market.

Lakes, Ponds and Major Rivers
Streams and Brooks
Roads
Selected Gold Occurrences
JBP Linear Property
Map Staked Licences (Sept. 2005)
2000 0 2000 Meters
Scale 1:150,000
655000
660000
665000
670000
675000
5450000
5445000
5440000
5435000
5430000
5425000
5420000
Gander River
Town of Appleton
H Pond
Pocket Ponds
Town of Gander
Golden Bullet
Lachlan
Gander Lake
Suley Keats V.G.

Figure 1. Location map of the JBP Linear Property.

5.0 HISTORY
Although the Gander area experienced fairly extensive gold exploration activity during the 1980’s and early 1990’s; which resulted in the discovery of several gold prospects (Knob, Bullet, Westfield, Linear); little detailed work was conducted on the area now comprising the JBP Linear Property.

In 1987 and 1988, Noranda Exploration conducted reconnaissance soil and till sampling at 500 metre intervals along three widely spaced lines (2.2 to 2.8 km) running diagonally across the H Pond-Pocket Pond area (Green, 1989). Numerous highly anomalous gold values were obtained (up to 975 ppb Au) in the H Pond area, straddling H Pond Brook and to the east of H Pond itself. No follow up work is recorded.

In 1990, Gander River Minerals Inc. carried out geological reconnaissance on the Joe Batt's Brook property that includes the northern part of former JBP Linear licence 8613M. Geochemical sampling included 12 rock samples, 147 soil samples, 30 stream silt samples and 18 panned stream silt sample. One anomalous soil area and an anomalous stream silt area (up to 1020 ppb Au) were identified. No bedrock source was found.

During 1999 and 2000 Larry and Roland Quinlan staked two licences that included the area of former JBP Linear licence 8415M and the northern part of former licence 8344M (Quinlan, 2000). The Quinlan report documents prospecting and sampling by Noranda that reported high grade float (54 g/t and 55 g/t Au), plus some quartz veins in outcrop that assayed 6 g/t Au. Noranda apparently carried out geophysical (mag/VLF) surveys and soil geochemical work that identified a small number of soil anomalies. No reference is available for the Noranda work as documented in Quinlan, 2000.

The Quinlan’s prospected the area in 1999 and collected 24 rock samples and 9 soil samples (Quinlan, 2000). Twenty-two of the 24 rock samples were angular quartz float. Eight of the samples assayed greater 1 g/t Au and the highest value was 20.5 g/t Au from quartz float with heavy arsenopyrite mineralization. Two soil samples northeast of the mineralized float returned 487 and 1489 ppb Au.

Rubicon Minerals Corporation began acquiring interest in the property area in 2001. In June 2002, Rubicon prospectors Suley and Al Keats discovered visible gold in quartz float near the shore of Gander Lake, as well as panning gold near the current Lachlan Prospect. During the summer of 2003, Rubicon located abundant quartz float over a 3 km trend between H Pond and Pocket Ponds, including a major, 800 m long, quartz boulder train exposed along H Pond Brook. One sample of quartz vein float from along the brook assayed 159 g/t Au, while 19 of 53 samples averaged better than 3 g/t Au. Visible gold was reported from seven of these samples. The abundance, size, and angularity of the quartz float suggested a very local bedrock source.

Trenching carried out in January 2004 exposed a mineralized quartz vein system at Pocket Ponds. Grab samples returned up to 22.6 g/t Au. Subsequent diamond drilling by Rubicon in August and September 2004 discovered the H Pond Prospect along H Pond Brook and the Pocket Ponds Prospect near East Pocket Pond.

6.0 GEOLOGICAL SETTING
6.1 Regional Geology
The JBP Linear Project is located within the Exploits subzone near the Eastern edge of the Dunnage Zone (Figure 2). Rocks of the Dunnage Zone consist of volcanic, volcaniclastic and sedimentary rocks of island-arc and back-arc affinity interpreted to represent vestiges of the Iapetus Ocean (Williams et al., 1988). Evolution of the Dunnage is divided into pre to syn-accretionary and post-accretionary phases (Swinden, 1990). The initial Cambrian to Mid-Ordovician pre to syn-accretionary phase is marked by periods of volcanism and sedimentation in island-arc and back-arc basins. The syn-accretionary phase (initial closure of Iapetus Ocean) resulted in the structural emplacement of Notre Dame subzone rocks over the continent of Laurentia (Taconic Orogeny; Stevens, 1970) and the Exploits subzone rocks over the Gondwana continental margin (Penobscot Orogeny). Continued closure of Iapetus during the Late Ordovician to Early Silurian corresponds to a period of sedimentation in fault bound basins (Dean, 1978; Kean et al., 1981). Post-accretion activation and reactivation of large strike-slip faults led to deposition of Silurian fluviatile sedimentary and terrestrial volcanic rocks (Szybinski et al., 1990; Coyle and Strong, 1987). Siluro-Devonian deformation (Salinic orogeny) resulted in crustal thickening that caused regional greenschist and amphibolite grade metamorphism and crustal melting that resulted in widespread plutonism (Dean, 1978; Dallmeyer et al., 1983). Subsequent, possibly Alleghenian, Carboniferous faulting produced shallow pull-apart basins in which continental and shallow water sediments were deposited (Dean, 1978, Kean et al., 1981).

Williams et al. (1993) coined the term Indian Islands Belt to include four major units between the Dog Bay Line and the GRUB (Gander River Ultrabasic Belt) Line (Figure 3). The major units are represented by ophiolitic volcanic and sedimentary rocks of the Gander River Complex, the Davidsville Group, the Hamilton Sound Group, and the Indian Islands Group. The JBP Linear Property lies within Davidsville Group rocks that are interpreted to conformably overlie and be imbricated with the Gander River Complex.

6.2 Property Geology
6.2.1 Stratigraphy

The property lies wholly within Davidsville Group sediments and is reported to be underlain by north-northeast trending grey to black slate and siltstone, minor red slate and minor sandstone. The finer grained thinner bedded sediments usually display a strong, penetrative cleavage. The sedimentary rocks underlying the H-Pond prospect consist primarily of buff to green slate with thin (.5 cm to 4 cm) beds of mudstone and siltstone. These metasedimentary rocks are part of the Arenig to Llanvirn aged Davidsville Group (O'Neill and Colman-Sadd, 1993). Regionally, the Davidsville Group forms an extensive, north-northeast trending belt of slates, locally interbedded with thick, coarse-grained greywacke units. The sedimentary rocks of the Davidsville Group are intruded by linear mafic to ultramafic dykes that trend NNE and NNW and are thought to have dip subvertically. Occasional 10 to 30 cm ultramafic dykes have been observed in outcrop.

6.2.2 Structure

Preliminary structural mapping by Calon and Buchanan (2004) indicates that the strong penetrative cleavage (S1) overprints bedding (S0) within rocks of the Davidsville Group. The S1 cleavage is a consistent axial planar structure on the steep east limb of a large anticline, whose axis is located farther to the west of the H Pond mineralization. Variably plunging S0/S1 intersection lineations reflect the doubly plunging nature of the regional F1 fold with the average plunge of the F1 folds being 38o towards 028o.

Graded bedding from coarse- to fine-grained siltstone indicates that most of the beds are upright, although, locally bedding is overturned by the steep forelimb of the F1 fold system. The S1 cleavage is deformed by a weak kinking of the layers (F2). The scale of F2 kink folds varies from centimeter to metre wavelengths. Typically, the larger scale F2 folds are proximal to significant, late faults, which cross-cut fabrics of the F1 fold system. F2 folds have near vertical NW striking axial surfaces with average plunges of 56o towards 349o.

Quartz veins, observed in-situ, both cross-cut the S1 foliation and are folded by the F1 fold system. This relationship is interpreted to indicate that development of quartz vein systems is a late syntectonic structural feature. Textures in the more deformed veins are heavily modified, but vugs with druzy quartz crystals and remnants of quartz crystals formed perpendicular to the vein margin suggest that these veins formed as extensional veins. The presence of folded extensional veins and lesser deformed veins is interpreted to indicate that the development of tension vein arrays were a common occurrence during the late stages of the F1 fold systems and are possibly points of initiation of the brittle fault systems controlling the distribution of mineralized veins.

6.2.3 Alteration

Sericite and iron carbonate alteration of the fine grained sediments is widespread, though most intensely developed proximal (~20 m) to the main auriferous quartz veined zones. The iron carbonate occurs as <1 to 3 mm porphyroblasts (spots) peppered throughout the sediments with the coarsest spots associated with well mineralized quartz veining. Accompanying this alteration is finely disseminated pyrite and coarse granular pyrite and arsenopyrite porphyroblasts (up to 3 cm), which often cluster along bedding planes. Chlorite occurs in late fractures and veinlets. Weak pervasive to fracture-controlled calcite is found within some chloritic nodules. Minor gypsum (?) or dickite (?) veinlets and fracture coatings are present.

ISLAND OF NEWFOUNDLAND
N
FRONT
APPALACHIAN
HUMBER ZONE
Baie Verte Brompton Line
CENTRAL (IAPETAN)
MOBILE BELT
MIOGEOCLINAL COVER
Red Indian Line
JBP Linear Property
DUNNAGE ZONE
Notre Dame subzone
Exploits subzone
GANDER ZONE
GANDER ZONE
AVALON ZONE
ST. JOHN'S
0
100km

Figure 2. Tectono-stratigraphic Zones of Newfoundland.

Figure 3. Regional Geology of the JBP Linear Property Area.

7.0 DEPOSIT TYPE
Gold bearing quartz veins at the H Pond, Pocket Ponds, and Lachlan Prospects are hosted within Late Ordovician to Silurian metasedimentary rocks of the Davidsville Group. The style of veining, mineralization, alteration, host rock and tectonism most closely resembles other turbidite-hosted (or slate belt) gold deposits throughout the world. Examples are the turbidite-hosted gold deposits of the Lachlan Fold Belt in central Victoria, Australia and the gold deposits of the Meguma Group, Nova Scotia. These deposit types are characterized by the following geologic elements:

1)	Veins occur in “fields”, hosted by short strike-extent faults (<1 km) in areas of 1 km by 8 to 12 km and parallel the structural grain;

2)	Veins are hosted by large antiformal culminations;

3)	The largest tonnage deposits generally occur within permeable turbidites, immediately beneath or within carbonaceous shale cap rock;

4)	Gold occurs chiefly as free, coarse native gold;

5)	Gold occurs within laminated fault fill quartz veins (bedding parallel thrusts), and large tonnage saddle quartz stockworks and veins, and extension veins. Jogs in the laminated vein system;

6)	“Ore” chutes occur along the fold hinges, and parallel to fold hinges within the laminated veins;

7)	White mica (sericite), quartz, carbonate, sulphides (pyrite, arsenopyrite, pyrrhotite) and occasional albite characterize wallrock alteration envelopes; and

8)	Visible alteration extends 10 metres from the auriferous veins.

According to Dominy et al. (2000) these types of coarse gold-bearing veins are characterized by high grades that are localized and erratic. Effective sampling of these veins is difficult and grade distribution can only reliably be obtained from underground development; including close-spaced sampling, bulk sampling, and trial mining. Diamond drilling is still an effective measure of geological continuity, but it is unlikely that anything above an “Inferred Resource” category can be estimated from surface drilling alone.

8.0 MINERALIZATION
Significant gold-bearing quartz veins have been discovered and partly evaluated by diamond drilling and/or trenching at three main sites on the property: H Pond Prospect, Pocket Ponds Prospect, and Lachlan Prospect. Other gold showings have been found, such as the Gander Lake Showing, but little follow-up work has been conducted at the time of writing.

8.1 H Pond Prospect
The H Pond Prospect is located along the trace of H Pond Brook in close proximately to the H Pond Brook quartz boulder train. It has been evaluated by 23 diamond drill holes totalling 4009 m at mainly 50 m step outs. Drilling has outlined a series of quartz veined zones over a strike length of 450 m and locally to 250 m below surface. Preliminary interpretation indicates a “Main” subvertical multiple quartz veined zone linked to a shallower dipping “Western Spur”, and flanked by a subparallel “Eastern Reef” zone.

The host to the quartz veining is a folded, variably altered, fine- to very fine-grained mudstone/shale with slightly grittier siltstone sections. Cutting these deformed and altered sediments are numerous, 1 to 16 m wide quartz veined zones (avg. 5 m) consisting of 10 to 90% (avg. 25%) weakly vuggy, often stylolitic, locally inclusion-rich, quartz-iron carbonate veins from <1 to 190 cm thick. Approximately 50% of the veined zones contain individual veins greater than 20 cm thick, while 7% have veins more than 100 cm thick. The zones with the thicker veins also contain the majority of the higher gold grades. The veins have several orientations though the majority trend northeast (040°) with a wide spectrum of dips from flat to vertical. Many of the veins are folded.

Much of the quartz veining is enveloped in a 50 to 75 m wide, steep northwest dipping package of dark grey, strong sericite-iron carbonate speckled alteration, flanked on its western (hangingwall) side by strong to intense creamy-yellow sericite alteration (though still peppered with iron carbonate granules). Some of these granules are also locally rimmed or totally replaced by chlorite.

Accompanying the veining is finely disseminated pyrite and coarse granular pyrite and arsenopyrite porphyroblasts (up to 3 cm), which often propagate along bedding planes. The porphyroblasts are locally zoned, with pyrite overgrowths around cores of arsenopyrite, and often have quartz filled pressure fringes. Some of the finer pyrite appears to replace the iron carbonate granules. Sulphide contents reach a maximum of 15 to 20% marginal to the veins though rarely is there >1 to 2% combined in the veins themselves. Accessory minerals in the veins include iron carbonate, chlorite, sericite, dickite, talc (?), along with honey yellow to purple-grey sphalerite, chalcopyrite, galena, boulangerite, and visible gold. The iron carbonate usually occurs along the vein margins. The visible gold also was found near the vein margins or just in the adjacent wallrock.

8.2 Pocket Ponds Prospect
The Pocket Ponds Prospect is located under the waters of and to the west of East Pocket Pond, approximately 2.5 km southwest of the H Pond Prospect. It was been tested by three diamond drill holes (639 m) as well as two trenches. Two significant quartz veined zones, including one with visible gold, have been traced approximately 50 metres along strike by coring and trenching. The steep west-dipping (60° to 70°), subparallel quartz veined zones are approximately 8 to 16 m wide, are comprised of 10 to 35% vein material, and are about 200 m apart. The easternmost veined zone was traced 150 m below surface.

The host rocks are again fine-grained altered metasediments, although some sections are somewhat grittier than the host rocks at the H Pond Prospect. Alteration and mineralization are quite similar to that at H Pond, except that the veins locally contain up to 20% combined pyrite-arsenopyrite and locally have abundant talc (?) or dickite (?).

8.3 Lachlan Prospect
The Lachlan Prospect is exposed in a series of trenches approximately 400 m south of the TCH. Detailed mapping and channel sampling by Rubicon in 2004 and 2005 has outlined two subparallel, steep dipping, northeast striking, 2 to 10 metre wide, 40+ metre long multiple quartz veined zones carrying significant gold values of up to 8.5 g/t Au over 0.5 metres. Individual veins vary in width from 5 to 80 centimetres. Alteration of the folded, fine grained metasedimentary host rocks consists of iron carbonate spotting and sericite; similar to the other prospects described above.

9.0 EXPLORATION
Since 2002, Rubicon has conducted a total of 4947.5 m of diamond drilling in 28 holes, 603 line km of airborne magnetic and electromagnetic surveys, 8.4 km of induced polarization (IP) surveying, 9.3 km of linecutting, excavated 15 trenches, collected 5346 B-horizon soil or humus samples, 7 lake sediment samples, 584 grab/float samples, 172 channel samples, plus conducted extensive prospecting and geological mapping. The majority of the diamond drilling (23 holes, 4009 m) has focused on the H Pond Prospect. Total exploration expenditures to the end of September 2005 on the JBP Linear Property, excluding GST/HST, are approximately $1,200,000. Surface exploration by Rubicon Minerals Corporation since 2002 is covered in the reports by MacVeigh (2004a, 2004b, and 2005).

9.1 Prospecting and Rock Sampling
Initial prospecting by Rubicon prospectors Al and Suley Keats discovered visible gold bearing quartz float near the shore of Gander Lake in 2002. Subsequent panning found additional free gold near the current Lachlan Prospect. Follow up prospecting during the summer of 2003 by the Rubicon crew of Sandy Stares and Rick Crocker led to the discovery of an 800 metre long, visible gold-bearing quartz float train along H Pond Brook.

Continued prospecting by Rubicon personnel has encountered several mineralized quartz boulder trains and quartz veins in bedrock, notably at Pocket Ponds Prospect, Lachlan Prospect, and the “Blondie-Marilyn” area. Since work began in 2002, approximately 584 float and bedrock samples have been submitted for gold and geochemical analysis. Additionally, another 172 channel samples were obtained from trenches at the Lachlan Prospect.

9.2 Soil Sampling
A total of 5346 B-horizon soil and humus samples have been collected on the JBP Linear Property since 2003. The field sampling protocol specified the collection of the B-horizon, and if that was not possible, then a humus sample was collected. The sampling was initially undertaken in areas of anomalous gold bearing quartz boulders at a sample spacing of 25 m and line spacing of 100 to 200 m as part of an orientation survey. Positive results prompted the expansion of the program whereby sample coverage now encompasses a 2 to 2.5 km wide corridor from Gander Lake on the south to 1.5 km north of H Pond on the north; a distance of 14 km at a line spacing of 100 to 400 metres.

Several subparallel, northeast to north-northeast trending gold-in-soil anomalies, with up to 541 ppb Au have been outlined along the length of the sampled area. Approximately 7% of the samples analysed returned anomalous gold values. It should be noted that arsenic values overall show poor correlation with individual elevated gold values, but higher arsenic analyses do generally lie within the broader zones of elevated gold. Many of the elevated gold values occur in areas of gold-bearing quartz float which suggests the float is locally derived.

The results also support the interpretation of a property to regional-scale linear or “break” by defining a broad northeast-southwest corridor of gold-in-soil anomalies and that gold mineralization may be distributed on a large-scale and therefore potentially capable of yielding a zone of gold mineralization of economic proportions.

9.3 Trenching
A total of 15 trenches were excavated during 2004 in three broad areas of the property where quartz float trains or bedrock quartz veining were located. The three areas are: 1) Pocket Ponds Prospect; 2) Lachlan Prospect; and 3) “Blondie-Marilyn” Area (Figure 4).

At Pocket Ponds Prospect, five trenches in three separate areas were dug in 2004. Rubicon’s first trench on the JBP Linear Property was excavated in early January 2004 along the shoulder of a new woods road, approximately 2 kilometres north of the Trans-Canada Highway. Grab samples returned a high of 22.6 g/t Au while very limited channel sampling assayed 1.5 g/t Au across 0.6 metres. During the autumn of 2004 four more trenches examined areas immediately to the west of East Pocket Pond where auriferous quartz float and/or gold-in-soil anomalies were outlined. However, bedrock was only reached in two. A north-northeast striking, 10 to 50 cm wide, arsenopyrite-bearing quartz vein system was intermittently exposed in two trenches with individual grab samples assaying as high as 25.5 g/t Au, including six samples with greater than 5 g/t Au, and eleven greater than 1 g/t Au.

During the fall of 2004, five trenches were excavated at the Lachlan Prospect located approximately 400 m south of the TCH. Due to inclement weather, only one was sampled in detail at the time. Additional mapping and channel sampling was carried out during the 2005 summer field season. One trench uncovered a quartz veined zone that was initially discovered by prospecting (up to 15.8 g/t Au in grabs). Subsequent mapping outlined a north-northeast trending, 10 m wide, 45+m long zone comprised of several 10 to 80 cm wide quartz and quartz-ankerite veins. The veins are hosted by variably altered, foliated, and folded fine grained metasediments and generally trend parallel to the foliation. Sulphide content of the veins rarely exceeds 5% and consists primarily of arsenopyrite with lesser amounts of pyrite and chalcopyrite. Alteration of the host sediments consists of iron carbonate spotting, sericite, and porphyroblastic pyrite; which all intensify towards the veining. The best channel sample from this veined zone returned 0.96 g/t Au over 1.0 metre.

A second, subparallel quartz veined zone at Lachlan was exposed in another trench located 75 m to the east-northeast of the above described zone. Here, two narrow, 2 to 10 cm wide, arsenopyrite-bearing quartz veins are traceable for approximately 40 m along a north-northeasterly strike. Two of the better channel samples across the zone returned 6.8 g/t Au and 8.5 g/t Au; both across 0.5 metres.

The third trenched area (“Blondie-Marilyn” Area) included five individual trenches located approximately 500 metres southeast of the H Pond Prospect. The trenching was following up on two quartz float trains discovered by prospecting and several multi-station gold-in-soil anomalies. Minor bedrock was encountered in only two of the trenches and no quartz veining was found.

9.4 Airborne Geophysical Survey
Fugro Airborne Surveys of Mississauga Ontario completed a DIGHEMV-DSP airborne geophysical survey over a block of claims which included a portion of the current JBP Property during the period of June 18 to June 24, 2003 (Moore, 2003; Smith, 2003). A total of 1,671 line km were flown as part of a helicopter-supported, multi-frequency electromagnetic and horizontal gradient magnetic survey utilizing east-west oriented lines spaced at 75 m intervals. Of this total, 603 km are on the JBP portion of the block. Quality Assurance and Quality Control (QAQC) was completed by third party consultant, Mr. Bob Lo, P.Eng. of Toronto, ON who reviewed survey parameters and checked data quality on a daily basis while the survey was being flown.

The survey was undertaken to facilitate identification of potentially significant structural breaks that may control gold-bearing mineralized systems as well as provide a critical dataset for interpretation of the geology of this prolifically mineralized area.

Preliminary results reveal a series of north-northeast and northeast striking structures/breaks as resistivity lows which segment domains of contrasting magnetic susceptibility and resistivity roughly coincident with what has been mapped as being underlain by Davidsville Group sediments. East of this, an area of higher magnetic relief is defined that appears to correspond with the portion of the area mapped as being underlain by rocks of the Gander River Ultrabasic Belt (GRUB). The magnetic data also detect a series of north-northeast and northwest-striking linear magnetic features extending over distances of 2 to 10 kilometres that may in part correlate with small, fine to medium grained, intrusive gabbroic bodies interpreted to be Siluro-Devonian in age (Blackwood, 1982) and probably related to the Mount Peyton batholith to the south (Evans, 1996). Based on crosscutting relationships defined by the magnetic data it appears that the dyke swarms are of two ages; an older northeast striking set and a younger northwest striking set. Neither set of dykes appears to cross cut the Mount Peyton plutonic suite suggesting correlation with the Mount Peyton batholith is possible. Diamond drilling at the H Pond Prospect has intersected a narrow, strongly magnetic ultramafic dyke which correlates directly with one of the northwest trending magnetic highs.

Also, of particular note, the magnetic results appear to have detected a weak, northeast-striking linear magnetic low in the immediate area underlain by the H Pond Prospect. This correlation is considered particularly significant and will be evaluated further by future work.

Resistivity products also reveal several potentially significant features including formational conductive features which strike in a north-easterly direction along the margins and internal to the domain of higher magnetic susceptibility. These features remain unexplained but will be investigated by future work. Other less pronounced conductive features located in the western domain of lower magnetic susceptibility also appear to strike in a north-easterly direction and will be investigated by future work.

9.5 Induced Polarization Survey
Ionex Limited from Springdale, NL was contracted to establish a 9.3 km grid over the H Pond Prospect area for an orientation IP survey and ongoing grid control for diamond drilling in the fall of 2004. All grid lines (7) were surveyed with Dipole-Dipole IP (a=25 m, n=6) by Eastern Geophysics Limited of Corner Brook, NL.

Because of the increased sulphide (arsenopyrite-pyrite) content often associated with the gold bearing quartz veining at the H Pond Prospect, an orientation IP survey was carried out to test the response to the known mineralization. Cursory examination of the results did not show an obvious expression of the mineralized zone, however there is a distinct resistivity low with an associated very weak chargeability response that appears to reflect the vein system. This response is consistent through the area drilled to date and extends the area covered by drilling. The response, however, is not unique, as there are somewhat similar responses both to the grid east and grid west that are similar to the H Pond Prospect and are associated with anomalous gold-in-soils. The most obvious IP response from the survey work is a strong chargeability that persists along the western edge of the grid and appears to be a response to lithology; possibly more argillaceous/graphitic shales.

A more robust evaluation of the data using inverted apparent resistivities and filtered chargeabilities revealed a pronounced linear, steep east dipping, low-resistivity structure in the centre of the survey area running along the baseline (Woods, 2005). Less pronounced, similar trending resistivity lows and highs are also noted over the remainder of the survey area at depths greater than 25 metres.

A distinct formation of chargeability high is observed at the west ends of the lines. The zone appears banded and extends from near surface to the bottom of the sections. It is probably caused by a sedimentary formation with a high concentration of detrital graphite or pyrite. The major low-resistivity zone in the centre of the survey area has a very weak chargeability expression on some lines but not all. The slightly higher chargeabilities in this area also appear to be displaced to the west of the low resistivity structure.

Figure 4.

Figure 5.

19

H Pond Drill Plan
664200
664400
664600
664800
665000
13500N
13400N
Line 13300N
Baseline
HP-05-24
HP-05-23
HP-05-21
HP-04-06
HP-05-22
HP-05-12
HP-05-11
HP-04-04
HP-05-10
HP-05-13
HP-05-14
HP-05-15
HP-04-03
HP-04-01
HP-05-09
HP-05-19
HP-05-20
HP-04-02
HP-05-27
Pocket Ponds Drill Plan
663000
663200
H Pond -Pocket Ponds Area
H Pond
Pocket Ponds

10.0 DIAMOND DRILLING
A total of 4947.5 m of diamond drilling in 28 holes have been completed at the JBP Linear Property since August 2004 (Figure 5, Table 2). The drilling has focussed on the H Pond and Pocket Ponds Prospects. It was carried out in two campaigns: August to September 2004 and January to March 2005.

10.1 August-September 2004
A diamond drill program comprising 1395.5 m in 8 holes was completed on the JBP Linear Project between August 7th and September 3rd, 2004 (Table 2; Mullen, 2004). Petro Drilling of Springdale, NL carried out the work using a Boyles Brothers 37 drill rig equipped to drill NQ sized core. Drill moves were facilitated with a Caterpillar D6 bulldozer, Nodwell tractor, or John Deere 790 excavator depending on local terrain. Drill casings were left in the ground, capped, and marked with 4” x 4” wooden posts labelled with aluminium dymo tape. The collar locations were initially tied in to known soil sample stations or chained in from the previous drill collar and later a few holes were surveyed with a Trimble GPS unit with ±0.1 m accuracy. Drill hole deviation was monitored with either a Pajari compass or Sperry Sun camera. An Ezy-Mark core orientation tool was used to obtain oriented core specimens for detailed structural interpretation.

All holes of the program were logged by Mr. David Mullen, a Consulting Geologist from Timmins, ON in a secure, well lit core logging facility in Gander, NL. Following the initial logging and sampling, Mr. Chris Buchanan, a consulting structural geologist from St. John’s, NL, collected detailed structural measurements on oriented core from several of the drill holes (Buchanan, 2005). The core was sampled by Mr. Sam Burton; an experienced field assistant from King’s Point, NL. The samples were sawn in half using a diamond bladed rock saw, with half the sample being sent to Eastern Analytical Labs in Springdale, NL for gold analysis while the other half was returned to the core tray and stored in metal racks set up at the logging facility. The core racks were constructed by G. Pelly Ltd. of Springdale. All core trays are labelled with aluminium tape.

Gold analyses were carried out using a combination of metallic screening and 30 gram (1 A.T.) fire assay techniques. Quality control was monitored by inserting a blank at regular intervals (every 20th sample) and by analysing two different known standards with each sample batch. After the gold analyses were complete, the remaining pulps were shipped to ALS Chemex Labs in Vancouver, BC for their 27 element multi-acid digestion ICP analysis as well as some check assaying for gold. Drill logs were produced using the LAGGER software program, while sections and plans were generated using DOWNHOLE EXPLORER linked to Rubicon’s ACCESS database.

Six of the holes (HP-04-01 to HP-04-06) tested the H Pond Prospect (1045.3 m) while the remaining two holes (HP-04-07, HP-04-08) were collared at the Pocket Ponds Prospect (350.2 m). The program was very successful as very significant gold-bearing quartz vein systems were intersected along H Pond Brook and under the waters of East Pocket Pond.

Significant intersections from the H Pond Prospect include 8.08 g/t Au over 1.1 m and 12.39 g/t Au over 0.5 m, both within a broader interval of 0.75 g/t Au over 44.45 m from HP-04-01; 2.25 g/t Au over 4.8 m from HP-04-02; 11.70 g/t Au over 3.4 m, including 124.5 g/t Au over 0.3 m from HP-04-03; and 8.73 g/t Au over 2.1 m including 15.69 g/t Au and 17.85 g/t Au over 0.5 m and 0.4 m respectively from HP-04-04 (Table 3). At the Pocket Ponds Prospect, HP-04-07 intersected 6.63 g/t Au over 1.7 m including 25.25 g/t Au over 0.4 metres (Table 3).

10.2 January-March 2005
A diamond drill program comprising 3552 metres in 20 holes was completed on the JBP Linear Project between January 13th and March 19th, 2005 (Table 2; Mullen, 2005). Petro Drilling of Springdale, NL carried out the work using a Boyles Brothers 37 drill rig equipped to drill NQ sized core. Drill moves were facilitated with a Nodwell tractor. The main access road to the site was maintained (snowplowing/sanding) by H. Wareham and Sons, Gander, NL. Drill pads and drill access roads were cut by Mr. Jeff Noseworthy of Leading Tickles, NL, assisted by Mr. Andrew Budden and Mr. Suley Keats of Baytona, NL and Benton, NL respectively.

Drill casings were left in the ground, capped, and marked with 4” x 4” wooden posts labelled with aluminium dymo tape. The collar locations were initially tied into field grid stations and later all holes were surveyed with a Trimble GPS unit with ±0.5 m accuracy by Mr. Steve House of St. John’s, NL. Hole deviation was monitored with a Reflex survey instrument at 60 m intervals. An Ezy-Mark core orientation tool was used to obtain oriented core specimens for detailed structural interpretation.

All holes of the program were logged by Mr. David Mullen; an independent Consulting Geologist from Timmins, ON in a secure, well lit core logging facility in Gander. The core was sampled by Mr. Jeff Noseworthy and Mr. Don Sparkes of Glovertown, NL; both experienced field assistants. The samples were sawn in half using a diamond bladed rock saw, with half the sample inserted in a plastic bag and securely sealed at the core shack, while the other half was returned to the core tray and stored in metal racks set up at the logging facility. The core racks were constructed by Maximum Welding Ltd. of Gander. All core trays are labelled with aluminium dymo tape.

Once a sufficient number of samples were collected (usually 1 to 2 holes), they were placed in woven plastic “rice” bags, securely sealed, and delivered by Rubicon personnel directly to Eastern Analytical Laboratories in Springdale for gold assaying. Gold analyses were carried out using a combination of metallic screening and 30 gram (1 A.T.) fire assay techniques. Quality control was monitored by inserting a blank at regular intervals (every 20th sample) and by analysing four different known standards. After the gold analyses were complete, the remaining pulps were shipped to ALS Chemex Labs in Vancouver, BC for their 27 element multi-acid digestion ICP analysis.

Drill logs were produced using the LAGGER software program, while sections and plans were generated using DOWNHOLE EXPLORER linked to Rubicon’s ACCESS database.

This diamond drill program evaluated the H Pond and Pocket Ponds Prospects discovered by diamond drilling in 2004 as well as testing two areas with coincident gold-in-soil ± quartz float + weak IP chargeability anomalies to the east and west of H Pond Brook. Seventeen of the holes tested the H Pond Prospect (HP-05-09 to HP-05-23 inclusive, HP-05-25, HP-05-26: 2964.3 m) while one hole each was collared 350 m west of H Pond Brook (HP-05-24: 154.2 m) and 300 metres east of the brook (HP-05-27: 145.1 m) respectively. The final hole of the winter campaign was collared near East Pocket Pond (HP-05-28: 288.3 m), 2.6 km along strike to the southwest of the H Pond Prospect.

Some of the better intersections from the H Pond Prospect are 9.79 g/t Au over 1.15 m including 14.40 g/t over 0.5 m (HP-05-15), 6.91 g/t Au over 1.85 m including 31.75 g/t over 0.35 m (HP-05-11), and 9.02 g/t Au over 0.8 m including 15.02 g/t over 0.4 m (HP-05-09). At East Pocket Pond, the best values returned from HP-05-28 are 5.37 g/t Au over 1.55 m including 13.99 g/t over 0.4 metres (Table 3).

The H Pond Prospect has now been established along a 450 m strike and locally to a vertical depth of almost 250 m and is open in all directions; notably to the northeast. Visible gold has been observed along 400 m of its length in 12 of 20 holes specifically drilled into the prospect. Preliminary interpretation indicates a steep west dipping, northeasterly striking multiple quartz veined “Main Zone”, linked to a shallower dipping “Western Spur”, and flanked by a subparallel “Eastern Reef” zone. Although data is limited, a shallow southeasterly plunge of higher grade mineralization is suggested. Figure 6 shows a cross-sectional view of the zones near the centre of the prospect.

At the Pocket Ponds Prospect, two 8 to 16 m wide, pyrite-arsenopyrite bearing quartz veined zones, comprised of 10 to 35% vein material, were cored in HP-05-28. One zone contained the first occurrence of visible gold at this prospect. Both zones can be traced a minimum of 50 metres along strike, while the best mineralized zone from HP-04-07 (25.23 g/t Au across 0.4 m) was also extended 100 m down dip to 150 m below surface (Figure 7).

Although only weakly auriferous (1.04 g/t Au over 0.30 m), a quartz vein system with similar alteration characteristics as the above prospects was intersected in HP05-27, 500 m to the southeast of the H Pond Prospect (“Blondie-Marilyn” area). Because the single drill hole collared into quartz veining, the overall width and gold tenor of the zone have yet to be established.

Also, drilling to the west of H Pond Brook (HP-05-24) intersected minor quartz veining but only very weak alteration was observed and little sulphide or gold mineralization was encountered.

Table 2. 2004 & 2005 Drill hole location and collar data.
Drill Hole	Easting (UTM)	Northing (UTM)	Azimuth (True)	Dip	Total Length (m)	Start Date	Finish Date
HP-04-01	664549	5430022	312	-45	152.40	06-Aug-04	08-Aug-04
HP-04-02	664601	5429977	312	-45	174.35	09-Aug-04	12-Aug-04
HP-04-03	664608	5430039	312	-46	190.04	12-Aug-04	16-Aug-04
HP-04-04	664616	5430096	312	-45	166.12	16-Aug-04	19-Aug-04
HP-04-05	664540	5430159	312	-45	184.40	23-Aug-04	25-Aug-04
HP-04-06	664646	5430205	312	-45	178.00	25-Aug-04	28-Aug-04
HP-04-07	663144	5427779	312	-45	175.26	29-Aug-04	31-Aug-04
HP-04-08	663122	5428067	312	-45	174.96	01-Sept-04	02-Sept-04
HP-05-09	664574	5430000	312	-45	125.88	13-Jan-05	14-Jan-05
HP-05-10	664563	5430072	312	-45	119.79	15-Jan-05	16-Jan-05
HP-05-11	664539	5430159	132	-45	114.60	17-Jan-05	19-Jan-05
HP-05-12	664411	5430148	132	-45	245.36	19-Jan-05	22-Jan-05
HP-05-13	664455	5430028	132	-45	129.69	23-Jan-05	25-Jan-05
HP-05-14	664455	5430028	132	-66	148.44	25-Jan-05	27-Jan-05
HP-05-15	664454	5430029	132	-82	139.29	27-Jan-05	30-Jan-05
HP-05-16	664415	5430008	132	-45	157.58	30-Jan-05	01-Feb-05
HP-05-17	664415	5430009	132	-70	224.64	01-Feb-05	09-Feb-05
HP-05-18	664414	5430009	132	-83	303.89	09-Feb-05	13-Feb-05
HP-05-19	664367	5429986	132	-50	193.85	14-Feb-05	17-Feb-05
HP-05-20	664366	5429988	132	-70	252.07	17-Feb-05	20-Feb-05
HP-05-21	664635	5430214	132	-45	120.70	21-Feb-05	22-Feb-05
HP-05-22	664634	5430214	132	-70	116.74	22-Feb-05	23-Feb-05
HP-05-23	664529	5430303	132	-45	199.34	24-Feb-05	26-Feb-05
HP-05-24	664242	5430301	132	-45	154.23	27-Feb-05	01-Mar-05
HP-05-25	664647	5430342	132	-45	163.37	01-Mar-05	03-Mar-05
HP-05-26	664646	5430344	132	-70	202.09	08-Mar-05	11-Mar-05
HP-05-27	664598	5429568	132	-45	145.08	11-Mar-05	13-Mar-05
HP-05-28	662979	5427987	132	-45	288.34	15-Mar-05	19-Mar-05
			Total(m)		4947.5

Table 3. Significant Results from 2004 and 2005 drilling.

Section (Grid)	Hole No.	Easting (Grid)	Az (true)	Dip	Hole Length (m)	From	To	Core Length (m)	Au (g/t) - SFA(1)	Au (g/t) - MET(2)

H Pond Prospect
13150N	HP-05-19	9873	132	-50	193.85	132.9	135.2	2.3	1.49	0.76
	including					132.9	133.4	0.5	3.59	0.50
	including					134.7	135.2	0.5	3.19	2.95
13150N	HP-05-20	9871	132	-70	252.07	190.25	191.3	1.05	3.13	3.79
	including					190.9	191.3	0.4	7.91	9.65
13200N	HP-05-16	9894	132	-45	157.58	81.8	82.35	0.55	0.99	1.62
13200N	HP-05-17	9893	132	-70	224.64	49.85	50.45	0.6	1.15	1.50
	And					122	123.15	1.15	0.95	3.15
	And					144.6	148.7	4.1	0.44	1.19
	including					146	146.6	0.6	0.54	2.65
	including					148.1	148.7	0.6	0.40	3.27
	And					173.65	174.25	0.6	0.41	2.25
13200N	HP-05-18	9892	132	-83	303.89	175	175.35	0.35	7.43	6.82
						181.7	187.75	6.05	0.34	0.64
	including					182.2	182.55	0.35	0.09	2.00
	including					185.85	186.3	0.45	1.54	3.94
	And					234.3	234.6	0.3	3.98	4.09
	And					241.4	241.9	0.5	2.94	2.84
	And					245.9	246.25	0.35	0.88	2.31
13250N	HP-05-13	9910	132	-45	129.69	55.5	57.35	1.85	1.35	0.97
	including					55.5	56	0.5	3.29	2.31
13250N	HP-05-14	9910	132	-66	149.44	76.65	78.35	1.7	1.42	0.85
	including					76.65	76.95	0.3	6.84	3.59
	And					105.7	107.2	1.5	1.19	0.78
	including					105.7	106.05	0.35	3.70	1.85
13250N	HP-05-15	9909	132	-82	139.29	80.5	84.30	3.8	3.47	3.4
	including					81.00	82.65	1.65	7.64	7.36
	including					81.50	82.65	1.15	10.14	9.79
	including					81.5	82	0.5	14.48	14.4
	And					107	114.9	7.9	1.73	0.89
	including					112.5	114.90	2.4	4.81	2.02
	including					112.5	113.50	1.00	9.93	2.94
	including					112.5	113	0.5	18.87	4.40
13300N	HP-04-01	9984	312	-45	152.4	7.55	52	44.45	1.02	0.75
	including					7.55	8.05	0.5	7.12	12.39
	And					11.3	13.4	2.1	1.85	2.21
	including					13	13.4	0.4	6.47	8.02
	And					27.7	28.8	1.1	10.09	8.08
	including					27.7	28.3	0.6	16.63	12.15
	And					46.7	49.7	3	5.9	1.76
	including					46.7	48.5	1.8	9.23	2.33
	including					48.15	48.5	0.35	42.59	7.33

13300N	HP-04-02	10053	312	-45	174.35	83.4	83.7	0.3	2.75	3.37
	And					154	158.8	4.8	1.93	2.25
	including					155.7	157.2	1.5	4.30	3.48
	including					155.7	156.2	0.5	5.00	.006
	including					156.7	157.2	0.5	6.81	3.83
	including					158	158.8	0.8	0.63	4.05
13300N	HP-05-09	10017	312	-45	125.88	38.9	40.2	1.3	1.93	1.36
	And					106.8	110.55	3.75	2.67	2.08
	including					106.8	107.6	0.8	11.85	9.02
	Or					107.2	107.6	0.4	22.18	15.02
13300N	HP-05-12	9797	132	-45	245.36	166	167.55	1.55	2.5	3.18
	including					167.1	167.55	0.45	5.16	6.69
	And					196.9	197.45	0.55	4.96	2.55
	Or					196.9	197.8	0.9	3.29	1.79
13350N	HP-04-03	10016	312	-46	190.04	112.7	114.55	1.85	1.92	2.07
	And					161.1	164.5	3.4	8.83	11.7
	including					161.1	163.5	2.4	12.16	16.27
13350N	HP-05-10	9961	312	-45	119.79	No significant assays
13400N	HP-04-04		312	-45	166.12	38.6	45.5	6.9	1.09	1.18
						92.9	99.2	6.3	3.66	3.42
	including					96.6	99.2	2.6	7.77	7.07
	including					97.1	98.35	1.25	14.41	12.64
	Or					97.1	99.2	2.1	9.59	8.73
	Or					97.1	98.8	1.7	11.04	9.67
13400N	HP-05-11	9885	132	-45	114.6	85.85	88.2	2.35	8.24	5.47
	including					85.85	87.7	1.85	10.43	6.91
	including					87	87.7	0.7	26.53	16.18
	including					87	87.35	0.35	52.37	31.75
13500N	HP-04-06	9934	312	-45	178	No significant assays
13500N	HP-05-21	9919	132	-45	120.7	31.25	34.20	2.95	2.66	2.71
						31.75	32.70	0.95	4.03	3.18
						49.45	50.15	0.7	1.34	1.04
						54	54.5	0.5	1.02	0.88
13500N	HP-05-22	9919	132	-70	116.74	64	64.3	0.3	1.66	1.33
13500N	HP-05-23	9781	132	-45	199.34	155.95	156.95	1.00	2.91	4.23
						160.6	161.1	0.5	1.12	0.89
13600N	HP-05-25	9842	132	-45	163.37	64.2	64.6	0.4	1.38	0.46
						72.75	73.2	0.45	1.54	0.75
13600N	HP-05-26	9841	132	-70	209.09	97.6	98.1	0.5	1.04	1.06
						139.35	140.7	1.35	0.93	0.80

Pocket Ponds Prospect
10700N	HP-04-07	10441	312	-45	175.26	77.4	79.1	1.7	4.4	6.63
	Or					78.3	80.65	2.35	2.83	4.55
	including					78.7	80.1	1.4	4.6	7.51
	Or					78.3	79.1	0.8	7.81	12.77
						78.7	79.1	0.4	15.26	25.23
	And					83.45	83.75	0.3	2.37	1.62
10740N	HP-05-28	10179	132	-45	288.34	22.6	24.15	1.55	5.27	5.37
	including					23.6	24.15	0.55	13.9	13.99
10900N	HP-04-08	10232	312	-45	174.96	No significant assays

Other Targets (gold in soil anomalies)
13400N	HP-04-05	9886	312	-45	184.4	No significant assays
13300N	HP-05-12	9797	132	-45	245.36	82.95	83.6	0.65	3.35	2.91
13300N	HP-05-24	9569	132	-45	154.23	No significant assays
13000N	HP-05-27	10324	132	-45	145.08	31.95	32.25	0.3	0.87	1.04
Notes: (1) Assays by 1 A.T. fire assay at Eastern Analytical Labs. (2) Assays by metallic screen fire assay method at Eastern Analytical Labs. All data are uncut.

SECTION 13300N – H-POND PROSPECT

Gold in Soil anomaly
HP-05-12
HP-04-01
HP-05-09
HP-04-02
1.02 g/t Au over 44.45m
10.09 g/t Au over 1.1m
Incl. 16.63 over 0.6m
9.23 g/t Au over 1.8m
3.35 g/t Au over 0.65m
11.85 g/t Au over 0.8m
Incl 22.18 g/t over 0.4m
VG
4.30 g/t Au over 1.5m
6.69 g/t Au over 0.45m
3.29 g/t Au over 0.9m
FAULT ZONE
GREYWACKE
MUDSTONE/SHALE
OVERBURDEN
QUARTZ VEINED ZONE
SHALE/SILTSTONE
ULTRAMAFIC DYKE

Figure 6. H Pond Prospect: Section 13300N.

SECTION 10725N – POCKET PONDS PROSPECT

HP-05-28
VG
5.27 g/t Au over 1.55m
13.9 g/t Au 0ver 0.55m
Pocket Pond
HP-04-07
6.63 g/t Au over 1.7m
12.77 g/t Au over 0.8m
0.50 g/t Au over 3.2m
50 Elev
0 Elev
-50 Elev
-100 Elev
10200
10250
10300
10350
10400
10450
FAULT ZONE
GREYWACKE
MUDSTONE/SHALE
OVERBURDEN
QUARTZ VEINED ZONE
SHALE/SILTSTONE
ULTRAMAFIC DYKE

Figure 7. Pocket Ponds Prospect: Section 10725N.

11.0 SAMPLING METHODOLOGY AND APPROACH
All samples collected on the JBP Linear Property by Rubicon were subjected to a quality control procedure that ensured a best practice in the handling, sampling, analysis and storage of the drill core.

Individual drill core samples typically did not exceed 1 metre in core length. Individual veins were included within a sample length usually not less than 0.3 metres in length. Wide intervals of altered rock seen in all the drill holes were sampled and analyzed for gold and trace elements.

Gold was determined in most samples by fire-assay fusion with atomic absorption spectroscopy (AAS). Gold was determined by metallic fire-assay on select samples that returned elevated gold values by standard fire-assay, contained visible gold, or on visual inspection were considered likely to be well mineralized.

Gold values produced by metallic fire-assay are deemed to supersede gold values produced by standard fire assay owing to the larger size of sample analyzed and better reproducibility in samples with coarse gold.

12.0 SAMPLE PREPARATION, ANALYSES AND SECURITY
All diamond drill core was logged by Mr. David Mullen (Consulting Geologist) in a secure, well lit core logging facility in Gander, Newfoundland. Drill core from both the 2004 and 2005 drill programs is currently stored in wooden core trays on steel racks at the core logging facility in Gander. All trays are labelled with aluminium tags.

Assay samples were split using a rock saw by Mr. Sam Burton, Mr. Jeff Noseworthy and Mr. Don Sparkes (Rubicon staff) with half being sent to Eastern Analytical Laboratories in Springdale, NL for gold analysis using a combination fire assay/AA (Au) and metallic sieving techniques. Pulps were sent to ALS-Chemex Laboratories in Vancouver for their 27 element ICP analysis along with some check assays for gold. Coarse rejects are stored at Eastern Analytical. A total of 2717 drill core samples, including blanks, standards, and reruns were submitted for analysis in 2004 and 2005. All drill core samples were delivered to Eastern by Rubicon personnel immediately following logging and sampling of the drill holes. Control samples were included within each sample shipment as outlined in Section 13.0.

Chip, grab, and channel samples were collected by outside contractors or Rubicon personnel with the use of rock hammers and chisels, or diamond bladed rock saws. Effort was made to collect chip and channel samples perpendicular to the orientation of mineralized structures and veins where such information was known.

All float, chip, grab and channel samples collected by Rubicon were delivered directly by Rubicon personnel or independent bus company (DRL Coach Lines) in sealed woven plastic bags to Eastern Analytical in Springdale, NL for gold assay. Sample pulps were then sent directly from Eastern to ALS-Chemex Laboratories in North Vancouver, BC for trace element ICP analysis and check Au assays. ALS Chemex Laboratories operate according to the guidelines set out in ISO/IEC Guide 25 - “General requirements for the competence of calibration and testing laboratories”. Descriptions of analytical techniques provided below are for analyses performed by Eastern Analytical, and apply to both drill core and rock samples.

Individual samples typically range from 0.5 to 2 kilograms. They are organized and labelled when they arrive at the lab. They are then placed in drying ovens until they are completely dry. For routine gold analyses, the entire dried sample is crushed in a “Rhino” oscillating steel jaw crusher to approximately 75% -10 mesh. The complete sample is then riffle-split until 250-300 grams of material is obtained. The remainder is bagged and stored as coarse reject. The 250-300 gram portion is pulverised in a chrome steel ring mill to approximately 98% -150 mesh.

The ring pulverizers and jaw crushers are cleaned with silica sand when changing clients. The sample prep technician also inspects the rings and bowls after each sample and silica sand is used to clean the equipment as needed.

Gold is then determined by fire-assay fusion with atomic absorption spectroscopy (AAS) finish. The sample is weighed (30 grams [1 A. T.] in Rubicon’s case) and placed in an earthen crucible containing PbO fluxes and then mixed. Silver nitrate is then added and the sample is fused in a fire assay oven to obtain a liquid which is poured into a mold and left to cool. The lead button is then separated from the slag and cupelled into the fire assay oven which obtains a silver bead which contains the gold. The silver is removed with nitric acid and then hydrochloric acid is added. After cooling, deionized water is added to bring the sample up to a present volume. The sample is then analyzed by AAS.

Gold was determined by the ‘metallics screening’ method on select samples that returned elevated gold values by standard fire-assay, contained visible gold, or on visual inspection were considered likely to be well mineralized. In this procedure, the entire sample is crushed to approximately 75% -10 mesh and pulverized to approximately 98% -150 mesh. If the sample was already assayed for gold, the remaining pulp from that procedure is added to the pulverized reject. This final prepared pulp (typically 1000 grams) is passed through a 150 mesh (100 micron) screen to test its homogeneity. Any +150 mesh material remaining on the screen is retained and is fire-assayed (AAS finish) in its entirety as one sample and its weight is recorded.

The entire -150 mesh fraction is homogenized (rolled) and stored in a plastic bag. The entire weight of the -150 mesh sample is recorded. A 30 gram sub-sample (1 A.T.) is analyzed by fire assay procedures described above. The two fire assay results (+150 and -150 mesh fractions) are reported together with the weight of each fraction as well as the calculated (weighted average) total gold content of the sample. In this way one can evaluate the magnitude of the coarse gold effect as demonstrated by the levels of the +150 mesh material.

After the completion of the gold analyses, portions of the remaining pulps are sent by courier to Chemex Laboratories in North Vancouver, BC. There, the elements Ag, Al, As, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, Sb, Sc, Sr, Tl, Ti, U, V, W, and Zn are analyzed by inductively-coupled plasma (ICP) atomic emission spectroscopy, following multi-acid digestion in nitric aqua regia.

13.0 DATA VERIFICATION
Mr. David Mullen (Consulting Geologist) supervised the drilling and sampling for the 2004 and 2005 drill programs, as well as the autumn 2004 trenching. The initial 2004 trenching program along with all soil sampling, prospecting, and geological mapping were supervised by Mr. Garfield MacVeigh (Rubicon Chairman). Mapping and sampling carried out in 2005 was supervised by Mr. David Copeland, Rubicon’s Newfoundland Exploration Manager. The airborne geophysical survey data was monitored by Mr. Bob Lo, P. Eng. a consultant from Toronto, Ontario.

The author has every reason to believe that work completed by Rubicon and its consultants was done in a professional manner and met or exceeded generally accepted industry standards for quality control and quality assurance.

Analytical standards were inserted into the sample stream (one in every 20 samples) by Eastern Analytical for rock grab samples taken from 2003 through 2005. For both drill campaigns, blanks were inserted into the sample stream once every 20 samples, while various gold standards were inserted less frequently by Eastern Analytical. In all four gold standards were prepared by CDN Resource Laboratories Ltd., of Delta, BC and certified by Licensed Assayer Duncan Sanderson. Sample batches were reanalyzed if any aberrations in the data were observed. In general, the blanks and standards indicate that the assay data are of acceptable quality.

All geophysical surveys have been carried out by well-established geophysical companies with extensive industry experience. Experienced geophysicists performed quality checks and interpretation of all geophysical data, most of who are independent of Rubicon and registered with Canadian Professional Associations.

14.0 INTERPRETATION AND CONCLUSIONS
14.1 Prospecting and Rock Sampling
Prospecting has played an integral role in the discovery of new sources of mineralization and potential drilling and trenching targets on the JBP Linear Property. As shown at H Pond and Pocket Ponds, quartz float is one of the most useful indicators for subsurface gold mineralization in an otherwise overburden covered area where outcrop is limited.

To date about 584 grab samples from both float and bedrock were collected on the property by several well experienced prospecting crews. Through that process at least six areas worthy of follow up detailed exploration were outlined.

14.2 Soil Sampling
Soil sampling is proving to be a cost-effective method for evaluating the gold potential of the JBP Linear Property where there is limited outcrop exposure, but relatively shallow overburden cover. Most of the soil sampling is carried out during the winter months using handheld GPS units with uploaded sample coordinate locations for control. This procedure not only facilitates easier access to all parts of the property by snow machine but saves substantial linecutting expenditures. Completing the work during the winter also provides the prospecting crews with numerous targets to “ground proof” immediately following spring break-up.

As of September 2005, 5,346 soil samples have been collected and analyzed for gold and a suite of “pathfinder” elements. Several subparallel, northeast to north-northeast trending gold-in-soil anomalies, with up to 541 ppb Au have been outlined along the length of the sampled area. Approximately 7% of the samples collected returned anomalous gold values. Arsenic values overall show poor correlation with individual elevated gold values, but higher arsenic analyses do generally lie within the broader zones of elevated gold. Many of the elevated gold values occur in areas of gold-bearing quartz float which suggests the float is locally derived. The results to date support the interpretation of a property to regional-scale linear or “break” defined by a broad northeast-southwest corridor of gold-in-soil anomalies.

14.3 Trenching
Trenching provides a cost effective method of evaluating soil anomalies and/or quartz float trains prior to diamond drilling, as well a providing needed structural data in outcrop poor areas. A total of 15 trenches were excavated during 2004 (Figure 4). Although bedrock was exposed in only ten trenches, significant mineralized quartz veining was encountered in eight of them.

At Pocket Ponds, Rubicon’s first trench to be excavated on the JBP Linear Property in January 2004 returned a high of 22.6 g/t Au from a grab sample while limited channel sampling assayed 1.5 g/t Au across 0.6 metres. Later in 2004, a north-northeast striking 10 to 50 cm wide, arsenopyrite-bearing quartz vein system was intermittently exposed in two trenches excavated immediately west of East Pocket Pond. Individual grab samples assayed as high as 25.5 g/t Au, including six samples with greater than 5 g/t Au, and eleven greater than 1 g/t Au. Subsequent diamond drilling under this trench intersected a visible gold bearing quartz vein assaying 13.99 g/t Au over 0.55 metres.

Five trenches were excavated at the Lachlan Prospect, 400 metres south of the TCH during the fall of 2004. One trench uncovered mineralized quartz veining that was initially discovered by prospecting. The veined zone was exposed over a strike length of 45 m Grab samples from the surface prospecting returned values up to 15.8 g/t Au while the best channel sample assayed 0.96 g/t Au across 1.0 metre. Alteration within the fine grained metasedimentary host rocks consisted of iron carbonate spotting, sericite, and porphyroblastic pyrite. Seventy-five metres to the east-northeast, another trench exposed narrow quartz veins over a strike length of close to 40 m; also accompanied by strong sericite and spotted iron carbonate alteration. The best channel sample from this veined zone assayed 8.5 g/t Au over 0.5 metres.

The third trenched area (“Blondie-Marilyn” Area) included five individual trenches approximately 500 m southeast of the H Pond Prospect. Bedrock was exposed in only two and no quartz veining was encountered.

14.4 Airborne Geophysical Surveys
The program consisted of flying high-resolution, helicopter-borne frequency domain electromagnetic and horizontal gradient magnetic surveys over the northern portion of the JBP Linear Property. The surveys were flown on east-west lines spaced 75 m apart.

The combined electromagnetic and magnetic data is effective in tracing out the detailed, though subtle structures in part related to alteration and aided in the detection of ultramafic to mafic dykes with anomalous magnetic signatures. Results generated by the survey identified key structural areas for follow-up by prospecting and geochemical surveys.

14.5 Induced Polarization Survey
A limited 8.4 kilometre Dipole-Dipole induced polarization (IP) orientation survey was conducted over the H Pond Prospect in November 2004 as a test to see what type of geophysical response was associated with the known mineralization. It was postulated that the abundance of disseminated sulphide (arsenopyrite-pyrite) associated with the auriferous quartz veined zones coupled with the lack of “primary” sulphide or graphite in the metasedimentary host rocks would show up as a significant discrete chargeability anomaly.

The results of the survey indicate that the H Pond Prospect lies within a significant steep east-dipping, low-resistivity anomaly with only localized, very weak chargeability responses present on some, but not all lines surveyed. The resistivity low can most likely be attributed to the strong sericite alteration of the metasediments, while the chargeability responses may in part be related to increased sulphide content within the veined zones. However, the interpreted easterly dip of the resistivity low is difficult to reconcile with the westerly dip of the mineralization and associated alteration that has been well established by drilling.

14.6 Diamond Drilling
The 2004 and 2005 drill campaigns were successful in defining visible gold-bearing quartz veined zones at both the H Pond and Pocket Ponds Prospects. At H Pond, drilling has outlined a series of quartz veined zones over a strike length of 450 m and locally to 250 m below surface. Some of the better intersections include 11.70 g/t Au over a core length of 3.4 m (HP-04-03); 8.73 g/t Au over 2.1 m (HP-04-04); and 9.79 g/t Au over 1.15 m (HP-05-15). Preliminary interpretation indicates a steep west dipping, northeasterly striking multiple quartz veined “Main Zone”, linked to a shallower dipping “Western Spur”, and flanked by a subparallel “Eastern Reef” zone. Although data is limited, a shallow southeasterly plunge of higher grade mineralization is suggested. The prospect is open along strike and down dip.

Drilling at Pocket Ponds has encountered two significant, steep west-dipping, north-northeast trending gold-bearing quartz veined zones over approximately 50 metre strike lengths, including one vein containing visible gold. One of the zones has also been traced down dip to approximately 150 m below surface The best intercepts returned 6.63 g/t Au over 1.70 m (HP-04-07) and 5.37 g/t Au over 1.55 metres (HP-05-28). Both zones are open along strike and to depth.

Also, although only weakly auriferous, a quartz vein system with similar alteration characteristics as the above prospects was intersected in HP-05-27, 500 m to the southeast of the H Pond Prospect (“Blondie-Marilyn” area). Because the drill hole collared into quartz veining, the overall width and gold tenor of the zone have yet to be established.

15.0 RECOMMENDATIONS
Based on the encouraging results of exploration conducted to date, a two-phase program on the JBP Linear Property is envisaged. The Phase 1 program, consisting of 1350 m of diamond drilling and continued trenching at Pocket Ponds is recommended for 2006. The projected budgeted cost of this program is $200,000. The recommended Phase 2 program comprises diamond drilling (2000 m) and trenching at the H Pond Prospect, and diamond drilling (up to 1500 m) of several new prospects discovered through ongoing prospecting and geochemical surveys. Anticipated costs are estimated to be $500,000.

The Phase 1 exploration program is recommended to consist of continued evaluation of the Pocket Ponds Prospect by diamond drilling and trenching and some follow-up drilling in the “Blondie-Marilyn” area. The two existing trenches near drill hole HP-05-28 at Pocket Ponds should be expanded to fully expose a robust gold-bearing quartz veined zone, especially on higher ground to the south-southwest. The resulting exposure should be mapped and channel sampled as only grab samples have been collected to date. Continued diamond drilling (9 holes, 850 m) is recommended to delineate this exposed Pocket Ponds zone at 50 metre step outs along a 200 m strike. An additional two holes (350 m) are warranted to test a coincident quartz float/Au-As soil anomaly roughly 200 m to the north. One hole totalling 150 m should be drilled in the “Blondie-Marilyn” area, grid west of HP-05-27 to fully assess the altered, weakly auriferous quartz veined zone into which HP-05-27 collared.

The Phase 2 program is recommended to comprise continued evaluation of the H Pond Prospect where both infill and step out drilling along with trenching is required to further assess the continuity and extent of the gold mineralization. A minimum of 14 holes, totalling 2000 m is necessary to intersect the known zones at 50 m centres to approximately 100 m below surface. The proximity of the surface projection of the H Pond Prospect to H Pond Brook and its boggy flood plain limits trenching possibilities. However, one area that would be amenable to excavation is located on higher ground between L13500N and L13600N around 9950E. Continued ground exploration work on the JBP Linear Property (prospecting, mapping, soil sampling) will dictate where additional drilling and/or trenching are required. Based on the multiple gold discoveries made to date, at least 1500 m of drilling, in addition to the 2000 m already allocated for the H Pond Prospect, is envisaged. One target already defined is a strong Au-As soil anomaly located 500 m to the southwest of the H Pond Prospect. A budget of $500,000 is necessary to complete all the components of the Phase 2 campaign.

Phase 1 Budget
Diamond Drilling (1350m)		$108,000
Trenching (10 days)		$15,000
Assays		$25,000
Wages (incl. drilling/trenching)	$24,000
Vehicles (Trucks/ATV/gas etc)	$4,000
Field Office/Core Shack & Supplies		$2,500
Accommodation/Food etc.	$3,000
Contingences (10%)		$18,500
Total		$200,000

Phase 2 Budget
Diamond Drilling (3500 m)		$280,000
Trenching (15 days)		$22,500
Assays		$60,000
Wages (incl.drilling/trenching/mapping etc)		$65,000
Vehicles (Trucks/ATV/gas etc)	$12,500

Field Office/Core Shack & Supplies		$ 6,000
Accommodation/Food etc.	$ 9,000
Contingences (10%)		$ 45,000
Total		$500,000

Respectfully Submitted:

Larry R. Pilgrim, B.Sc., P. Geol.
Qualified Person

16.0 REFERENCES
Blackwood, F.R. (1982): Geology of the Gander Lake (2D/15) and Gander River (2E/02) Area, Mineral Development Division, Department of Mines and Energy, Government of Newfoundland and Labrador, report 82-4.

Buchanan, C. (2005): Structural Analysis of Drill Core from the H Pond and Pocket Pond Prospects and Shoreline Mapping of Gander Lake, Internal Rubicon Report, 35p.

Calon, T., and Buchanan, C. (2004): Structural Elements of the Davidsville Group in the area of the H Pond and Pocket Pond Prospects, Internal Rubicon Report, 14p.

Coyle, M. and Strong, D.F. (1987): Geology of the Springdale Group: a newly recognized Silurian epicontinental-type caldera in Newfoundland. Canadian Journal of Earth Sciences, Volume 24, p. 1135-1148.

Dallmeyer, R.D., Kean, B.F., Odom, A.L., and Jayasinghe, N.R. (1983): Age and contact-metamorphic effects of the Overflow Pond Granite: an undeformed pluton in the Dunnage Zone of the Newfoundland Appalachians. Canadian Journal of Earth Sciences, Volume 20, p. 1639-1645.

Davenport, P.H., Nolan, L.W., Butler, A.J., Wagenbauer, H.A., and Honarvar, P. (1999): The Geoscience Atlas of Newfoundland, Government of Newfoundland and Labrador, Department of Mines and Energy, Geological Survey, Open File NFLD/2687, version 1.0.

Dean, P.L. (1978): The volcanic stratigraphy and metallogeny of Notre Dame Bay. Memorial University of Newfoundland, St. John’s Newfoundland, Geology Report 7, 204 pages.

Dominy, S.C., Johansen, G.F., Cuffley, B.W., Platten, I.A., and Annels, A.E. (2000): Estimation and Reporting of Mineral Resources for Coarse Gold-bearing Veins; Exploration and Mining Geology, Volume 9, No. 1, pp.13-42.

Evans, D.T.W. (1996): Epigenetic Gold Occurrences, Eastern and Central Dunnage Zone, Newfoundland, Mineral Resource Report 9, Geological Survey, Department of Mines and Energy, Government of Newfoundland and Labrador, 135 p.

Green, K. (1989): First Year Assessment Report on Licences 3411, 3429, 3449, 3453, 3493, 3494, 3502, 3503, and 3504, NTS 2D/15, 2E/2, 2E/7, for Noranda Exploration Company Limited (No Personal Liability) 41p.

Johansen, G.F. (2001): An Exploration Strategy for the Redevelopment of the Bendigo Goldfield. Internal Company report prepared for Bendigo Mining N.L. 97p.

MacVeigh, J.G. (2004a): Assessment Report on Soil Sampling on Part of JBP (Joe Batt’s Pond Linear) Property, Licence 8572M (2nd Year), NTS 2D/15, Newfoundland and Labrabor, 9p.

MacVeigh, J.G. (2004b): Assessment Report on Soil Sampling on Part of Glenwood Break Property (Joe Batt’s Linear Project Area), Licence 8607M (2nd Year), NTS 2D/15, 2E/02, Newfoundland and Labrador, 9p.

MacVeigh, J.G. (2005): Report on Prospecting, Rock Sampling, Soil Sampling, Trenching, Linecutting, and IP Survey on part of the Glenwood Break Property, Licences 6821M (6th Year), 8344M (3rd Year), 8415M (3rd Year), 8572M (3rd Year), 8607M, 8613M, 8616M, 8617M, & 9684M (2nd Year), NTS 2E/02 & 2D/15, Newfoundland, 16p.

Moore, P.J. (2003): Report on Work, Airborne Geophysical Surveys, Prospecting and Rock Sampling on the Glenwood Break Property; Licences 6821M, 6823M, 7182M, 8414M, 8473M, 8572M, 8687M, 8607M, 8613M, 8614M, 8615M, 8616M, 8617M, & 9684M, 8 p.

Mullen, D.V. (2004): Third Year Assessment Report; Report on Diamond Drilling, H Pond and Pocket Pond Prospects, JBP Linear Property, Project Nos. NF-413 and NF-419, Licences 8572M and 8607M, NTS 2D/15 and 2E/02, Gander and Gander River Areas, Newfoundland and Labrador, Rubicon Minerals Corporation, 16p.

Mullen, D.V. (2005): Third Year Supplementary Assessment Report, Report on Diamond Drilling, “H Pond Brook” and “East Pocket Ponds” Prospects, JBP Linear Property, Project Nos. NF-413 and NF-419, Licences 8572M & 8607M, NTS 2D/15 and 2E/02, Gander and Gander River Areas, Newfoundland and Labrador, 19p.

O'Neill, P.P. and Colman-Sadd, S.P. (1993): Geology of the eastern Gander (NTS 2D/15)
and western Gambo (NTS 2D/16) map areas, Newfoundland. Map 93-15.

.

Smith, P.A. (2003): DighemV-DSP Survey for Rubicon Minerals Corp., Gander Area Block 1, Newfoundland, NTS 2D/15; 2E/1, 2; Fugro Airborne Surveys Corp. Internal Rubicon Report 165p.

Stevens, R.K. (1970): Cambro-Ordovician flysh sedimentation and tectonics in west Newfoundland and their possible bearing on a Proto-Atlantic Ocean. In Flysh Sedimentology of North America. Edited by J. Lajoie. Geological Association of Canada, Special Paper 7, p. 165-177.

Swinden, H.S. (1990): Economic Geology of the eastern Hermitage Flexure. In Current Research. Newfoundland Department of Mines and Energy, Mineral Development Division, Report 80-1, p. 100-109.

Szybinski, Z.A., Swinden, H.S., O’Brien, F.H.C., Jenner, G.A. and Dunning, G.R. (1990): Correlation of Ordovician volcanic terranes in the Newfoundland Appalachians: lithological, geochemical and age constraints. Geological Association of Canada-Mineralogical Association of Canada, Joint Annual Meeting. Program with Abstracts, Volume 15, p. A128.

Williams, H. Colman-Sadd, S.P. and Swinden, H.S. (1988): Tectonic stratigraphic subdivisions of central Newfoundland. In Current Research Part B. Geological Survey of Canada, No. 6 pp. 142-166.

Williams, H., Currie, K. L., and Piasecki, M.A.J. (1993): The Dog Bay Line: A major Silurian tectonic boundary in northeastern Newfoundland. Canadian Journal of Earth Sciences, Volume 30, p. 2481-2494.

Woods, D.V. (2005): 2-D Inverted IP/Resistivity Survey Results from the Joe Batt’s Pond Linear Project, H Pond Grid, Gander, Newfoundland, Internal Rubicon Memorandum, 3p.

.

17.0 CERTIFICATE OF THE QUALIFIED PERSON
I, Larry R. Pilgrim, a self-employed geological consultant residing at 10 Witchazel Lane, King’s Point, Newfoundland and Labrador, A0J 1H0, hereby certify that:

1. I am a graduate of the Memorial University of Newfoundland, St. John’s NL with a B.Sc. degree in geology (1980).

2. I have been employed in the mineral exploration and mining industry for 25 years, and have explored for gold, base metals, uranium, and oil in Canada for both senior and junior mining companies.

3. I am a member in good standing with the Association of Professional Engineers and Geoscientists of Newfoundland and Labrador (Registration No. 03154).

4.	My most recent visit to the JBP Linear Property was on May 3, 2005.

5.
I personally prepared or reviewed all sections of this technical report entitled “Form 43-101F1 Technical Report for the JBP Linear Property, Gander and Gander River Areas, NTS 2D15 & 2E/02, Newfoundland and Labrador”.

6. I am not aware of any material fact or material change with respect to the subject matter of the technical report which is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

7. I have not been employed by nor hold securities of the reporting issuer; Rubicon Minerals Corporation. I, therefore, am considered independent of Rubicon Minerals Corporation in respect of this report.

8. I have read National Instrument 43-101 and Form 43-101F, and the technical report has been prepared in compliance with this Instrument and Form 43-101F.

Larry R. Pilgrim, B.Sc., P.Geol.
Dated this 9th day of December, 2005
Signature of Author

(Effective Date: December 9, 2005)